SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------



                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1


                                   Coach, Inc.
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             (Exact name of registrant as specified in its charter)

           Maryland                                       52-2242751
----------------------------------------     -----------------------------------
(State of incorporation or organization)      (IRS Employer Identification No.)

   516 West 34th Street, New York, NY                       10001
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(Address of principal executive Offices)                 (Zip Code)

If this form relates to the                  If this form relates to the
registration of a class of debt              registration of a class of debt
securities and is effective upon             securities and is to become
filing pursuant to General                   effective simultaneously with the
Instruction A(c)(i) please check             effectiveness of a concurrent
the following box. |_|                       registration statement under the
                                             Securities Act of 1933 pursuant to
                                             General Instruction A(c)(2) please
                                             check the following box. |_|

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered
    -------------------                      ------------------------------

Common Share Purchase Right                  New York Stock Exchange, Inc


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

     This Amendment No. 1 amends the Registrant's registration statement on Form 8-A dated May 9, 2001 in connection with the Registrant's listing of the Common Share Purchase Rights on the New York Stock Exchange.

     This Amendment No. 1 is being filed to amend and restate Item 1 of this Registration Statement and to replace Exhibit 1 to this Registration Statement with the First Amended and Restated Rights Agreement, dated as of February 2, 2005, between the Registrant and Mellon Investor Services LLC. Except as amended hereby, there are no other changes to this Registration Statement.

Item 1.  Description of Securities to be Registered.
         ------------------------------------------

     Item 1 of this Registration Statement is hereby restated in its entirety as follows:

     On May 3, 2001 the Board of Directors of Coach, Inc. (the "Company") adopted a Shareholder Rights Plan (the "Rights Plan").

     In connection with the Rights Plan, the Board of Directors of the Company authorized and declared a dividend of one common share purchase right (the "Rights") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company outstanding at the close of business on May 22, 2001 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until the close of business on May 2, 2011 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one Common Share, at a price of $170.00 per Common Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of either (i) ten (10) days following a public announcement that, or the date on which a majority of the Board of Directors becomes aware that, a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

     In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

     At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

     The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the tenth day following either the public announcement that, or the date on which a majority of the Board of Directors becomes aware that, an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will receive the Redemption Price.

     The Rights will expire at the close of business on May 2, 2011 (unless earlier redeemed, exchanged or terminated). Mellon Investor Services LLC is the Rights Agent.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Common Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the First Amended and Restated Rights Agreement dated as of February 2, 2005 between the Company and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Company.

     One Right will be distributed to shareholders of the Company for each Common Share owned of record by them on the Record Date. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 51,013,333 Common Shares initially for issuance upon exercise of the Rights.

     The rights are designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 10% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.

     The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights, are incorporated herein by reference as exhibits to this Registration Statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.



Item 2.    Exhibits
           --------

     Item 2 of this Registration Statement is hereby amended by replacing
Exhibit 1 with the following Exhibit:

     1. First Amended and Restated Rights Agreement, dated as of February 2, 2005, between Coach, Inc. and Mellon Investor Services LLC, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                              COACH, INC.


Dated:  February 2, 2005                      By  /s/ Carole Sadler
                                                  -----------------
                                                   Carole Sadler
                                                   Senior Vice President
                                                   General Counsel and Secretary

                                  EXHIBIT INDEX

1. First Amended and Restated Rights Agreement, dated as of February 2, 2005, between Coach, Inc. and Mellon Investor Services LLC, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B.

2.       Text of Press Release, dated May 3, 2001 (previously filed).